Exhibit 99.1

Motorsport Games Announces Transformative 2022 Restructuring Program, Financing

Commitment and Plans for Reverse Stock Split

2022 Restructuring Program designed to improve Profitability and Cash Flow – Expected to generate approximately $4 million in Annualized Cost Reductions by the end of 2023

Financing Commitment will Improve Capital Structure and Deliver New Funding for the Business

Planned Reverse Stock Split Expected to Allow Motorsport Games to Re-gain Compliance with NASDAQ’s

Continued Listing Standards

MIAMI, September 8, 2022 — Motorsport Games Inc. (NASDAQ: MSGM) (“Motorsport Games” or the “Company”) today announced several important steps forward in strengthening the Company’s business, capital structure and foundation for achieving future growth.

First, the Company executed a Support Agreement with its majority stockholder, Motorsport Network, LLC (“Motorsport Network”), pursuant to which Motorsport Network recently paid a $3 million cash advance to Motorsport Games under the terms of the parties’ pre-existing line of credit.

Second, the Company announced a new organizational restructuring program (the “2022 Restructuring Program”) that is expected to generate material annualized cost reductions of approximately $4 million by the end of 2023. The goal of the 2022 Restructuring Program is to build a stronger global business operation, enhance the Company’s cost efficiency and improve the Company’s operating margins.

In an effort to re-gain compliance with NASDAQ’s continued listing standards, the Company also announced its plans to effect a 1-for-10 reverse stock split during the fourth quarter of 2022, following stockholder approval. Motorsport Network agreed to exercise its combined 94% voting power to support the reverse stock split at a special meeting expected to be held shortly.

Dmitry Kozko, the Company’s CEO, stated, “Today’s announcement represents an important, necessary, and logical next step forward for Motorsport Games. The financing commitment and the launch of the new restructuring program represent our plans to optimize our business for the future and create a more optimal business structure that is designed to achieve success in terms of long-term profitability. The 2022 Restructuring Program, which we are implementing immediately, is expected to create a stronger global business operating model, enhance cost efficiency and improve profit margins to drive growth in operating income and Adjusted EBITDA. With the increased liquidity, and a more efficient and streamlined business, we are taking steps to becoming a stronger, more financially sound organization, while being in a better position to take on opportunities within the gaming industry and continuing to deliver for our key stakeholders and, most importantly, our deeply dedicated racing fans. That said, we recognize that we have additional work to do in terms of reinforcing our liquidity for the long-term and managing our business in these volatile markets.”

Oliver Ciesla, CEO of Motorsport Network, said, “At Motorsport Network, we are proud of the recent progress the Motorsport Games team has been making, especially on the game development side, thus, we decided to provide additional working capital to Motorsport Games. In addition, Motorsport Games has an exclusive promotion agreement with Motorsport Network under which Motorsport Games can exclusively advertise its products on our Motorsport Network channels in front of up to 62 million monthly unique users. To all motorsport series that are partners of Motorsport Games, this offers a unique marketing advantage. Also, our recent Global fan surveys with Formula 1, INDYCAR and MotoGP show the significant crossover of young gamers with motorsport fans, who desire interactive entertainment such as Motorsport Games strives to provide. With this, Motorsport Network is a strong believer in Motorsport Games’ future to successfully produce and market great interactive entertainment for the global motorsport fans and beyond.”

2022 Restructuring Program and Cost Reductions

The 2022 Restructuring Program is designed to reduce the Company’s marketing, general and administrative expenses, improve the Company’s profit and Adjusted EBITDA and maximize efficiency, cash flow and liquidity.

Through the 2022 Restructuring Program, the Company expects to eliminate approximately 20% of its overhead costs worldwide, including budgeted open positions, and deliver approximately $4 million of total annualized cost reductions by the end of 2023. The immediate headcount cost reductions are expected to deliver annualized cost reductions of approximately $2.5 million by the end of 2022, with additional actions to be taken during 2022 expected to generate an additional $1.5 million of annualized cost reductions by the end of 2023.

The 2022 Restructuring Program includes right-sizing the organization and operating with more efficient workflows and processes. The primary components of the organizational restructuring involve consolidating certain functions; reducing layers of management, where appropriate, to increase accountability and effectiveness; and streamlining support functions to reflect the new organizational structure. The leaner organizational structure is also expected to improve communication flow and cross-functional collaboration, leveraging the more efficient business processes. In addition, given the ongoing uncertain economic environment and the potential effect that it could have on net sales, this action will also provide the Company with additional flexibility.

In connection with implementing the 2022 Restructuring Program, the Company expects to recognize during 2022 approximately $0.1 million to $0.3 million of total pre-tax restructuring and related charges, consisting primarily of employee-related costs, such as severance, retention and other contractual termination benefits. The Company expects that substantially all of these restructuring charges will be paid in cash during 2022, with the balance, if any, expected to be paid in 2023. The amounts and timing of all estimates are subject to change until finalized and may vary materially based on various factors. See “Forward-Looking Statements” below.

Financing Commitment

The agreement reached with Motorsport Network will provide the Company with $3 million in cash which the Company plans to use for general corporate purposes and working capital. As a result of such cash funding, the Company has on hand approximately $4.5 million of cash. The Company continues to work with its financial advisors on longer-term solutions to its liquidity needs.

Reverse Stock Split

The Company also announced today that its Board of Directors approved a reverse split of its Class A and Class B common stock at a 1-for-10 split ratio. Pursuant to the Support Agreement, Motorsport Network agreed to vote all of its shares of Class A and Class B common stock, representing approximately 94% of the combined voting power of the Company’s Class A and Class B common stock, in favor of the reverse stock split and in favor of any required actions related to such reverse stock split. With Motorsport Network’s agreement to provide its approval, the Company will have adequate shareholder support to approve the split at the special meeting of stockholders.

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The reverse stock split would be intended to increase the per share trading price of the Company’s Class A common stock, which the Company believes may make it more attractive to a broader range of institutional and other investors. The reverse stock split would also reduce certain of the Company’s compliance costs, such as NASDAQ’s listing fees, and would be intended to satisfy the Company’s compliance with the NASDAQ’s minimum closing bid price requirement for continued listing. The same reverse split ratio will be used to effect the reverse stock split of both the Company’s Class A and Class B common stock; accordingly all stockholders will be affected proportionately.

No fractional shares will be issued in connection with the reverse stock split. Shares that would otherwise have resulted in fractional shares from the reverse stock split will be collected and pooled by the Company’s transfer agent and sold in the open market. The proceeds will be allocated to the stockholders’ respective accounts who are entitled to receive cash in lieu of fractional shares. The number of common shares subject to the Company’s outstanding employee and director stock options and restricted stock, as well as the relevant exercise price per share, will be proportionately adjusted to reflect the reverse stock split. The number of shares authorized for issuance under the Company’s stock plan will also be reduced by the same reverse stock split ratio.

The Company plans to file shortly with the SEC a proxy statement which will include additional information about the reverse stock split and requesting stockholders to vote for the reverse stock split at an upcoming special meeting, which proxy statement will be available on the SEC’s website at www.sec.gov. The Company expects the reverse stock split to be consummated during the fourth quarter of 2022.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release which are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are provided pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any statements in this press release that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, but are not limited to, statements concerning:

(i) the Company’s plans to secure the $3 million cash advance as contemplated by the Support Agreement, to use the proceeds thereof for general corporate purposes and working capital and to reinforce its liquidity for the long-term and managing its business in these volatile markets;

(ii) the Company’s plans to implement the 2022 Restructuring Program and the expected benefits therefrom;

(iii) the Company’s expectation that it will substantially complete the employee-related actions by the end of September 2022;

(iv) the Company’s expectations regarding the amount and timing of the charges and payments related to the 2022 Restructuring Program;

(v) the Company’s expectations that as a result of the 2022 Restructuring Program, the Company will deliver approximately $4 million of total annualized cost reductions by the end of 2023, with the immediate headcount reductions expected to deliver annualized cost reductions of approximately $2.5 million by the end of 2022 and additional actions to be taken during 2022 expected to generate an additional $1.5 million of annualized cost reductions by the end of 2023; and

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(vi) the Company’s plans to consummate the reverse stock split, its expected terms, conditions and timing, as well as the intended benefits of the reverse stock split.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of Motorsport Games and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to:

(i) difficulties, delays or the inability of the Company to use the proceeds thereof as intended and/or in reinforcing its liquidity for the long-term and managing its business in these volatile markets, such as due to tightening credit and equity markets, less than anticipated consumer acceptance of the Company’s games and events and/or recessionary factors in the broader economy that causes consumers to alter their purchasing habits in ways that the Company did not predict;

(ii) difficulties, delays or the inability of the Company to successfully complete the 2022 Restructuring Program, in whole or in part, which could result in less than expected operating and financial benefits from such actions;

(iii) delays in completing the 2022 Restructuring Program, which could reduce the benefits realized from such activities;

(iv) higher than anticipated restructuring charges and/or payments and/or changes in the expected timing of such charges and/or payments;

(v) less than anticipated annualized cost reductions from the 2022 Restructuring Program and/or changes in the timing of realizing such cost reductions, such as due to less than anticipated liquidity to fund such activities and/or more than expected costs to achieve the expected cost reductions; and/or

(vi) difficulties, delays, unanticipated costs or the Company’s inability to consummate the reverse stock split on the expected terms and conditions or timeline, as well as future decreases in the price of the Company’s Class A common stock whether due to, among other things, the announcement of the reverse stock split, the Company’s inability to make its Class A common stock more attractive to a broader range of institutional or other investors or an inability to increase the stock price in an amount sufficient to satisfy compliance with the NASDAQ’s minimum closing bid price requirement for continued listing.

Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in Motorsport Games’ filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its Quarterly Reports on Form 10-Q filed with the SEC during 2022, as well as in its subsequent filings with the SEC. Motorsport Games anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. Motorsport Games assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing Motorsport Games’ plans and expectations as of any subsequent date. Additionally, the business and financial materials and any other statement or disclosure on, or made available through, Motorsport Games’ website or other websites referenced or linked to this press release shall not be incorporated by reference into this press release.

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Website and Social Media Disclosure:

Investors and others should note that we announce material financial information to our investors using our investor relations website (ir.motorsportgames.com), SEC filings, press releases, public conference calls and webcasts. We use these channels, as well as social media and blogs, to communicate with our investors and the public about our company and our products. It is possible that the information we post on our websites, social media and blogs could be deemed to be material information. Therefore, we encourage investors, the media and others interested in our company to review the information we post on the websites, social media channels and blogs, including the following (which list we will update from time to time on our investor relations website):

Websites	Social Media
motorsportgames.com	Twitter: @msportgames & @traxiongg
traxion.gg	Instagram: msportgames & traxiongg
motorsport.com	Facebook: Motorsport Games & traxiongg
LinkedIn: Motorsport Games
Twitch: traxiongg
Reddit: traxiongg

The contents of these websites and social media channels are not part of, nor will they be incorporated by reference into, this press release.

Press:

ASTRSK PR
motorsportgames@astrskpr.com

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